THE BEARD COMPANY
                          Enterprise Plaza, Suite 320
                                 5600 North May
                         Oklahoma City, Oklahoma 73112

                                Fax 405/842-9901
                             Telephone 405/842-2333



                                November 16, 2005

                                                          FEDERAL EXPRESS
                                                          ---------------

Mr. John Cash
Accounting Branch Chief Division of
Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Cash:

The following is offered in response to your letter of October 7, 2005 regarding the Form 10-K of The Beard Company (the "Company" or "Beard"):

SEC October 7, 2005, comment 1, bullet point 1
----------------------------------------------

Attached as Schedule 1 is an analysis prepared by Lisle Compton Cole & Almen LLP ("Lisle Compton") that is responsive to this request.

As the Schedule indicates, Cibola Corporation ("Cibola") issued preferred stock in exchange for all of the common stock of Mainline Enertech Corporation ("Mainline"), with the Cibola preferred stock equal to the Mainline common stock. Since the preferred stock is not redeemable, Cibola did not accrete the discount. The exchange was treated as an exchange of interests between enterprises under common control as the minority shareholders of Cibola were the shareholders of Mainline. The book value of Cibola's preferred stock carried over from the book value of Mainline's common stock.

None of the notes receivable reflected on the books of Cibola for the periods in question were for the issuance of preferred stock. They were entered into for investment purposes. The notes receivable from The Beard Company, other than for the purchase of the common stock, were for advances on the quarterly distributions by Cibola and were paid in full by April 15 of the subsequent year.

SEC October 7, 2005, comment 1, bullet point 2
----------------------------------------------

Attached as Attachment 1 is a Valuation Summary prepared by Lisle Compton (the attached transmittal letter to Mr. Black and Notes to the Valuation Summary are an integral part of the Valuation Summary). The first two pages of the Attachment show a summary of the book value of Cibola on December 31 of each year from 1996 through and including 2004, as well as its book value as of March 31 and June 30, 2005. Lisle Compton made several assumptions. In that regard, we note the following:

     1. All privately held securities are shown at cost. A substantial discount could have been taken for many of those privately held securities, as the vast majority of them are illiquid, minority positions.

     2. With respect to the notes receivable, those are also shown at cost, without any discount for collectibility risks. All of the notes are from private individuals or closely-held entities, so a discount for collection risk would be appropriate. One of the notes included at cost in 1997 (the year it was issued) ended up being written off as uncollectible in 2000. Nevertheless, it was valued at cost in 1997 through 1999. Also, the Promissory Note from Beard for its purchase of the common stock is included as a note receivable.

     3. The value of the gas contracts (which is shown in the "Discounted future cash flow stream (net of tax)" line) was calculated based on a "risk free" cash flow analysis. There were basically two long term gas contracts underlying that cash flow. The first was a contract to sell a specified quantity of natural gas (the "Sales Contract") to a third party at a price, which escalated at approximately 5% per year, that would average, over the final year of the contract term, approximately $3.35 per MMBtu. The other contracts were contracts to purchase similar quantities of natural gas from Williams Energy (the "Purchase Contracts") at predetermined prices which were less than the Sales Contract prices. There was a substantial risk during the time period at issue (and especially 2001-2002) that Williams Energy would default in its obligation to deliver gas to Cibola under that contract (because, as you may be aware, Williams Energy was, according to published reports, apparently close to filing for bankruptcy protection). If, whether due to its severe financial problems or for other reasons, Williams Energy had ceased delivering gas, Cibola would have been forced to purchase gas in the market to fulfill its obligation.

     4. Under the Sale Contract described above; that would have resulted in a substantial loss to Cibola because the market price during that time period was in excess of $3.35 per MMBtu. Our point is that a substantial risk-based discount could justifiably be taken with respect to the gas contract cash flow stream, but it was not taken for purposes of this analysis.

As the Attachment indicates, the value of Cibola varied from a low of $21,430,000 on December 31, 1996 to a high of $27,350,000 on June 30, 2005.
These values are all, however, well below the $50,000,000 liquidation preference cited in the Certificates of Amendment Designating the Preferences, Limitations and Relative Rights of Cibola Corporation Preferred Stock (previously provided to you on July 7, 2005).

SEC October 7, 2005, comment 1, bullet point 3
----------------------------------------------

Cibola did not ask Lisle Compton to allocate the fair value of Cibola between its preferred and common stock. However, given that the value of Cibola's investment securities and cash flow stream were always significantly below the redemption price/liquidation preference for the preferred stock, the preferred stock should represent most, if not all, of the value of Cibola. Accordingly, no allocation of the determined fair value of Cibola between its preferred and common stock is provided.

The shares of Cibola owned by Beard are pledged as collateral on the note payable issued by Beard in payment for such shares. There is no marketability for the shares as they may not be sold by Beard to any third party. The liquidation preference places the preferred shareholders in a senior position to other equity. Given that the value of Cibola is less than the liquidation payment, then the common shares have no value and Beard will receive nothing, other than the cancellation of the Nonrecourse Secured Promissory Note and the related security interest, upon the termination of the arrangement as a result of the exercise of the Call Option by the minority shareholders.

SEC October 7, 2005, comment 1, bullet point 4 sub bullet 1
-----------------------------------------------------------

Until December 31, 1995, Cibola or its predecessor conducted extensive gas trading activities. However, effective as of December 31, 1995, Cibola transferred substantially all of its active gas trading operations to Cibola Energy Services Corporation, leaving Cibola owning only the Sales Contract. The Purchase Contracts were entered into by Cibola shortly thereafter. Cibola Energy Services Corporation was owned by Messrs. Dunning, Hartzog and Black. In July 1996, Cibola Energy Services Corporation, the entity which conducted actual gas trading operations, was acquired by TransCanada Pipelines in exchange for stock in TransCanada. As a result, Cibola does not have personnel with appropriate experience to actively market natural gas. After 1996, Cibola management opted not to actively market gas (outside of the Sales and Purchase Contracts discussed above). After July 1996, Messrs. Dunning, Hartzog and Black's only involvement in gas trading was through Cibola, which only held the aforementioned Sales and Purchase Contracts (collectively, the "Gas Contracts").

As you will note from the Summary of Gas Contracts (Schedule 2), the Gas Contracts all expired in August 2005. Now that the contracts have expired, the minority shareholders on November 4, 2005 delivered a letter agreement to the Company confirming their intention to exercise the Call Option effective as of 12:01 a.m. on December 1, 2005. This agreement was accepted by the Company on November 7, 2005. A copy of this agreement is attached as Attachment 2.

SEC October 7, 2005, comment 1, bullet point 4 sub bullet 2
-----------------------------------------------------------

The question regarding the fair value of the going concern aspect of the business is answered by Lisle Compton's analysis in Attachment 1, which includes the discounted future cash flow from the Gas Contracts. As noted in Appendix II to such Attachment, Lisle Compton in their valuation did not adjust for the possibility of a default risk. As pointed out in comment 1, bullet point 1 above, there was considerable risk during 2001-2002 that Williams Energy might default on its obligation to deliver gas to Cibola which would have created a substantial loss to Cibola.

Cibola is not currently engaged in (and has not been engaged in for about 10 years) what would normally be described as an actively operated business which possesses any "goodwill" or "going concern" value, because Cibola's activities were limited to managing the Gas Contracts (all of which have now terminated) and its equity and debt securities. Cibola has only one employee and one small office, both of which are located in Cody, Wyoming. Managing those investment securities requires minimal day-to-day oversight.

SEC October 7, 2005, comment 1, bullet point 5, sub bullets 1 to 4
------------------------------------------------------------------

When referring to "minority shareholders," we assume the SEC is referring to Larry Hartzog, Mike Black's revocable trust, and Rick Dunning's family limited partnership, which collectively own 20% of the common stock and 100% of the preferred stock. There is no reason that those shareholders should be considered a "group," as there is not, to the knowledge of Cibola's general counsel, any voting agreement among them. They do, however, share in the desire to maintain control over Cibola's operations, because those shareholders are knowledgeable about the underlying Gas Purchase and Sale Contracts discussed elsewhere in this response. Further, as discussed below in our response to bullet point 7, it is not necessary for there to be any agreement between the minority shareholders to act as a group to preclude the necessity of consolidation---there only needs to be the possibility of their voting as a group to demonstrate the ability to effectively participate in significant decisions and, in so doing, block the requirement, in this case, of consolidation.

With respect to the SEC's question about how Cibola's decisions are made, the decisions within Cibola are generally made in the same manner as any other corporation. That is, the Board of Directors (on which only two of Beard's executives serve; Messrs. Dunning, Hartzog and Black are the other three directors) appoints the officers to carry out the policies dictated by the Board and then monitors the officers' performance. The officers are responsible for the day-to-day activities of Cibola. None of Beard's executives have served as officers of Cibola in the last five years. Those shareholders holding the voting common stock have the authority to remove the directors, and their vote is also required to approve certain fundamental corporate transactions (such as sales of substantially all of Cibola's assets, mergers, etc.). The majority shareholders do not participate in the management of Cibola, nor do they have the authority to act for or on behalf of Cibola. See bullet point 7 below. The Company is not aware of any agreements or documents (other than the Articles of Incorporation or Bylaws) which would alter this general decision-making process as it applies to the corporate governance of Cibola.

Enclosed as Attachments 3 and 4 are copies of Cibola's Articles of Incorporation and Bylaws, respectively.

SEC October 7, 2005, comment 1, bullet point 6
----------------------------------------------

See the attached Schedule 3 for an analysis of the effect of Cibola on the tax return of Beard. As Schedule 3 indicates, there have been no "tax benefits" to Beard.

SEC October 7, 2005, comment 1, bullet point 7
----------------------------------------------

The Company has again concluded, after an exhaustive analysis, as requested, of Emerging Issues Task Force ("EITF") 96-16 that the financial statements of Cibola should NOT be consolidated with those of The Beard Company. To reiterate, it is the Company's position that it is the minority shareholders, and not the majority shareholders, that control the operations of Cibola. Financial Accounting Standards Board ("FASB") No. 94, Consolidation of All Majority-Owned Subsidiaries, indicates that "consolidation is appropriate when one entity has a controlling interest in another entity and that the usual condition for a controlling interest is ownership of a majority voting interest, but the STATEMENT ACKNOWLEDGES THAT IN SOME CIRCUMSTANCES CONTROL DOES NOT REST WITH THE MAJORITY OWNER...THESE (MINORITY) RIGHTS MAY BE SO RESTRICTIVE AS TO CALL INTO QUESTION WHETHER CONTROL RESTS WITH A MAJORITY OWNER (emphasis added)."

The Task Force for the EITF, in analyzing this issue, determined that in making a determination as to whether the rights of the minority shareholder "should preclude an investor from consolidating when the investor has a majority voting interest in an investee is a matter of judgment that depends on the facts and circumstances." The Task Force "further agreed that the framework in which such facts and circumstances should be judged should be based on whether the minority rights, individually or in the aggregate, provide for the minority shareholder(s) to effectively participate in significant decisions that would be expected to be made in the 'ordinary course of business". The EITF went on to differentiate between "protective" and "participating" rights. The Task Force "agreed that substantive minority rights that provide the minority shareholders with the right to effectively participate in significant decisions that would be expected to be related to the investee's ordinary course of business, although also protective of the minority shareholder's investment, should overcome the presumption in Statement 94 that the investor with a majority voting interest should consolidate its investee."

Participation is defined as meaning "THE ABILITY TO BLOCK ACTIONS proposed by the investor who has a majority voting interest...thus, the investor with the majority voting interest must have the minority's agreement to take certain actions...participation does not mean the ability of the minority to initiate actions (emphasis added)." The 5-day Call Option of the minority shareholders to force the sale by the majority shareholders of their common shares to the minority shareholders, the fact that three minority shareholders hold seats on a five-member Board of Directors, and the fact that all of the officers of the entity are minority shareholders and it is they who direct the day-to-day operations of Cibola constitute prima facie evidence that the minority shareholders have "the ability to block actions proposed by the investor who has a majority voting interest" and, further, that those minority shareholders have the ability and the "right to effectively participate in significant decisions that would be expected to be made in the ordinary course of business." The EITF literature does not ask whether the minority shareholders could agree with the majority shareholders on any aspect of running the business, on the contrary, the literature asks whether the minority shareholders have the ability to block actions of the majority investor. Clearly, the minority shareholders are so empowered. The literature does not ask will the minority shareholders ever exert this power - it asks COULD THEY EVER? And, because they could - the conclusion is that the majority shareholder does NOT control Cibola and, as a result, should not consolidate Cibola in its financial statements.

The EITF defines "protective" rights, those that would not preclude consolidation by the investor of a majority voting interest of its investee, as

     1.   amendments to articles of incorporation of the investee,

     2. pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions,

     3. liquidation of the investee or a decision to cause the investee to enter bankruptcy or other receivership,

     4. acquisitions and dispositions of assets greater than 20 percent of the fair value of the investee's total assets (minority rights relating to acquisitions and dispositions of 20 percent or less do not necessarily lead to a conclusion that it is a substantive participating right - see "Factors to Consider" below),

     5.   issuance or repurchase of equity interests.

The EITF defines "participating" rights, those that would create a presumption that the investor of a majority voting interest should NOT consolidate its investee, as:

     1. selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures,

     2. establishing operating and capital decisions of the investee, including budgets in the ordinary course of business.

          Response: See bullet point 5 above.

In listing the "Factors to Consider", the EITF noted the following:

     a. Consideration should be given to situations in which a majority shareholder owns such a significant portion of the investee that the minority shareholder has a small economic interest.

          Response: Although Beard owns 80% of the common stock with a purchased value of approximately $1.4 million; the minority shareholders have preferred stock with a par value of $16.2 million plus $375,000 in common stock - indicative of rights more substantive than protective for the minority shareholders. Beard's investment at risk is $1,440 (because its note for the purchase of the 80% of common stock is nonrecourse) - an investment and risk dwarfed by that of the minority shareholders. The recorded discounted value of the preferred stock, at slightly over $2,100,000, still is far greater than the Company's recorded investment of $1,440. In this case, the minority shareholders have a far greater risk than that of the majority shareholder.

     b. The corporate governance arrangements need to be considered to determine at what level decisions are made at the shareholder level or at the board level and the rights at each level should be considered. In all situations, any matters that can be put to a vote of the shareholders must be considered to determine if other investors, individually or in the aggregate, have participating rights by virtue of their ability to vote on matters submitted to a shareholder vote.

          Response: The minority shareholders have the right to select three of the five board members and, per the Articles of Incorporation and the Bylaws, all major decisions are made at the board level, not the shareholder level. It is also important to note that any changes to the Articles or the Bylaws require an affirmative vote of 85% of the common shares then outstanding - not just a simple majority and more than the 80% owned by Beard. This figure would require that one of the minority shareholders join Beard (as the 80% majority shareholder) in implementing any change - which means that the Company, even though it owns 80% of the common shares, could not unilaterally make any changes in the Articles of Incorporation or the Bylaws, and, by inference, any changes in the officers of Cibola or how they direct the day-to-day operations of Cibola or in any of the factors defined by the EITF as "substantive participating rights." Again, the literature does not ask would the minority shareholders block such actions - it only asks could they? If the answer is "yes", AND IT IS, then the minority shareholders have substantive participating rights. The literature does not ask if the minority shareholders have an agreement to vote as a group - it asks, if, in so doing ("individually OR in the aggregate"), could they block any actions taken by the majority shareholder. The threat of the Call Option insures that they most certainly can - and it would be counterproductive for the majority shareholder to ignore that obvious threat. The 5-day Call Option was presumably placed in the agreement for a reason - and that reason is to draw the line as to which group of shareholders has the final say on corporate governance. That group is the minority shareholder group.

          Further, given the fact that the value of the equity interests of the minority shareholder group has always been so much larger than that of Beard, and the fact that the minority shareholders have always had much more at risk, the less likely it is that the minority shareholder group would be willing to relinquish the ability to control Cibola to Beard. Additionally, as Cibola prospered, the minority shareholders stood to gain so much more because of the operation of the liquidation preference in that the first $50,000,000 of value upon liquidation or dissolution would go to the minority shareholder group. The liquidation preference serves as another reason that the minority shareholders, as the sole owners of the preferred stock, would be far less willing to relinquish control to the majority shareholder. The minority shareholders were and are the primary beneficiaries. For the majority shareholder to become the primary beneficiary in terms of value of Cibola upon liquidation or dissolution, Cibola would then have to be worth $133,333,335 (see Schedule 4 attached) - an amount that would have to be considered unlikely at best at any time since the Company became a shareholder. The minority shareholders, therefore, have a greater amount at risk and, commensurately, stand to gain much more than the majority shareholder.

     c. Relationships between the majority and minority shareholders (other than investment in the common investee) that are of a related party nature, as defined in FASB Statement No. 57, Related Party Disclosures, should be considered in determining if the minority shareholder's participating rights are substantive.

          Response: There is no relationship between any of the minority shareholders of Cibola and Beard, its officers or shareholders. There is no relationship between any of the minority shareholders of Cibola, except that Mr. Hartzog's wife's deceased first husband was Mr. Dunning's wife's uncle.

     d. Certain minority rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the investee. The Task Force concluded that minority rights related to items that are not considered significant for directing and carrying out the activities of the investee's business should not affect the accounting conclusions. Examples of such minority rights relate to decisions about the location of investee headquarters, name of investee, selection of auditors, and selection of accounting principles for purposes of separate reporting of investee operations.

          Response: All major decisions, including the payment of dividends, are decided at the Board of Director level, a board controlled by the minority shareholders.

     e. Certain minority rights may provide for the minority shareholder to participate in significant decisions that would be expected to be made in certain business activities in the "ordinary course of business"; however, the Task Force concluded that existence of such a minority right should not overcome the presumption that the majority should consolidate, if it is remote that the event or transaction that requires minority approval will occur. "Remote" is defined in FASB Statement No. 5, Accounting for Contingencies, as "the chance of the future event occurring is slight."

          Response: Since the officers of Cibola, and three-fifths of the Board of Directors, are minority shareholders then, by definition, the minority shareholders participate in ALL significant business decisions.

     f. An owner of a majority voting interest who has a contractual right to buy out the minority shareholder's(s') interest in the investee for fair value or less should consider the feasibility of exercising that contractual right when determining if the minority participating rights are substantive. If such a buyout is prudent, feasible, and substantially within the control of the majority owner, the majority owner's contractual right to buy out the minority right rebuts the presumption that the minority shareholder's(s') participating right is a substantive right. The existence of the Call Option, for purpose of this issue, negates minority shareholder's(s') participating rights to veto an action of the majority shareholder, rather than create an additional ownership interest for that majority shareholder. It would not be "prudent, feasible and substantially within the control of the majority owner" to buy out the minority shareholders if, for example,
          (a) the minority shareholders control technology that is critical to the investee or (b) the minority shareholders are the principal source of funding for the investee.

          Response: The majority shareholder does not, in actuality, have the right to buy out the minority shareholders of Cibola. In point of fact, the operation of the Call Option insures the reverse - the minority shareholders have the option of buying out the majority shareholder.

SEC October 7, 2005, comment 1, bullet point 8
----------------------------------------------

Assuming the equity method is the appropriate accounting method, please see the attached Schedule 7 for an analysis of differences in the consolidated financial statements of Beard for each period from the inception of the investment in 1996 through the second quarter of 2005 had the Company recorded 80% of the income of Cibola as "earnings in unconsolidated affiliates". Note that the schedule shows both the original method of recording the earnings and the recording of the full 80% and a full "other than temporary" impairment to arrive at the same net income amount for the periods presented.

SEC October 7, 2005, comment 1, bullet point 8, sub bullet 1
------------------------------------------------------------

The Company, however, still is of the opinion that it recorded the transactions related to Cibola properly. The comment letter indicates that any "other than temporary" impairment necessary to reflect the net income from Cibola should be based on the fair value of Cibola and not the value of the liquidation preference. The Company is obliged to ask why this must be. SEC Staff Accounting Bulletin Topic 5M, in discussing "Other than Temporary Impairment(s) of Certain Investments in Debt and Equity Securities", states that "acting upon the premise that a write-down may be required, management should consider ALL AVAILABLE EVIDENCE to evaluate the realizable value of its investment (emphasis added)." The bulletin goes on to say "unless evidence exi(s)ts (sic) to support a realizable value equal to or greater than the carrying value of the investment, a writedown to fair value accounted for as a realized loss should be recorded."

The Company has caused Cibola to be valued and, according to the valuations submitted and attached to this response, at no time did Cibola have a value in excess of $27,350,000 - a value well below the $50,000,000 liquidation payment in the Certificates of Amendment Designating the Preferences, Limitations and Relative Rights of Cibola Corporation Preferred Stock (previously provided as indicated above). How could the Company record any amounts in excess of those actually recorded when, subsequent to entering into the transaction, nothing available to the Company or anything it had later received indicated it would actually receive anything more? The Company had hoped at the time it became a shareholder of Cibola that the value at the time of any "voluntary or involuntary dissolution" would exceed $50,000,000 and it would earn its 80% share of the excess. That possibility became less and less likely as events and time transpired. Further, Beard management is of the opinion that, for the Company to record its full 80% share of earnings for any year, the value of Cibola would have to exceed $50,000,000 plus 100% of Cibola's earnings for that year and all previous years the Cibola stock was owned by Beard. In other words, the liquidation preference amount would have to grow each year. See Schedules 4 and 7 attached.

To illustrate, assume Cibola earned $2,500,000 each year from 1996 thru 2004, a total of nine years, for a total of $22,500,000 in earnings over such period. (Cibola actually averaged $2,656,000 in book income before tax expense during this period.) For Beard to book its full 80% of Cibola's earnings for 1996, the value of Cibola upon liquidation would have to equal $52,500,000 or $50,000,000 plus 100% of $2,500,000 earned by Cibola for the year 1996. For Beard to then book its full 80% of the 1997 earnings of $2,500,000, the value of Cibola would have to be $55,000,000 or $50,000,000 plus 100% of the $2,500,000 of Cibola earnings for 1996 and 1997. This value would grow each year until, for example, for Beard to book its full 80% share of earnings for 2004, the value of Cibola upon liquidation would have to exceed $72,500,000 or $50,000,000 plus 100% of $22,500,000. With the decline in the stock market (the Dow Jones Industrial Average declined 37.8% in value from January 15, 2000 to October 9, 2002) and the fact that Cibola did not supplement its original gas contracts in place with additional contracts, the need for any valuations of Cibola declined with each year. If Beard had refrained from booking any of these earnings amounts during the interim period because the value of Cibola, up to then, was less than the liquidation payment and Cibola was then somehow found to be valued at some amount more than the $50,000,000 liquidation payment value should Beard then book (in the then current year) its 80% of that excess amount given the fluctuation in the value of the market and the real possibility of a decline in value prior to the actual "voluntary or involuntary dissolution"? How could Beard book earnings based upon a forecast of earnings affecting a value years in advance? This is paramount to why the liquidation preference cannot be ignored. Under normal circumstances, Beard should have booked its 80% share of Cibola's earnings each year and looked to annual valuations for any impairment of its investment. The existence of the liquidation preference, a contractually intrinsic and inseparable part of the transaction, and a part of "all available evidence" in the words of the SEC staff in Topic 5M and "all factors to be considered" in paragraph 19h of APB 18, has removed this arrangement from the arena of "normal circumstances." And, truly, valuations must be based upon facts and circumstances. The liquidation preference constitutes a "fact and circumstance" one cannot ignore for any accounting model used to determine the value (and recoverability) of Beard's investment in Cibola.

The preferred shares, after considering the mandatory liquidation payment, are subordinate to third party creditors but are senior in liquidation (to the extent of the first $50,000,000 in value) to all other equity (that is, ALL of the common shares) of Cibola. The financial statements of Beard would be misleading to the investor if Beard recorded an 80% share of Cibola's earnings without a full "other than temporary impairment", given the value of Cibola is, and has always been, less than the liquidation payment. The statements would be misleading because Beard simply will not receive those earnings. The Call Option has been exercised by the minority shareholders, Beard will no longer be the majority shareholder of Cibola as of December 1, 2005, and Cibola is, and always has been, worth far less than the required liquidation payment. The full value of Cibola, estimated to be $27,350,000 at June 30, 2005, but clearly less than $50,000,000, less any payments to third party creditors, will now inure to the benefit of the minority and, simultaneously, the preferred shareholders of Cibola. Beard recorded the full and correct net amount of earnings in Cibola to which it was entitled in the Beard financial statements already submitted. Had Beard reported the full 80% share of Cibola earnings in each period from 1996 through the current date without a full "other than temporary impairment", one is forced to ask, on behalf of the investor, what manner of disclosure would suffice, at this juncture, that would adequately explain the retraction of the many millions of Cibola earnings reported by Beard in its prior period financial statements to which it would ultimately prove not to have been entitled? Beard management chose, properly we believe, to be conservative in the amount of earnings it reported from its investment in Cibola and in the amount of the investment itself.

Accounting Principles Board ("APB") Opinion 18, paragraph 19h, states that "a loss in value of an investment which is other than a temporary decline should be recognized the same as a loss in value of other long-term securities. Evidence of a loss might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment...ALL FACTORS are to be considered. (emphasis added)." If Beard would have booked the additional earnings to bring the reported amount equal to its 80% share, the investment in Cibola would likewise have grown. All of the then existing evidence and the attached valuations, however, would indicate that the Call Option and the liquidation preference would not allow Beard to recover the increased amount of earnings or the amount recorded in the investment account. This is the reasoning which prevented Beard from recognizing the increased earnings amounts as they were earned by Cibola. While the earnings were substantial, due to the inability to replace the gas contracts and the downturn in the markets, Beard had no indication that the total value of Cibola upon liquidation or dissolution would exceed the $50,000,000 liquidation preference amount. Management cannot book earnings it does not have a reasonable assurance of receiving. The financial statements of Cibola were reviewed each month. While hope remained that the value of Cibola would exceed the liquidation payment threshold, the evidence, from year to year through the years Beard has held the investment, would not support that conclusion and the booking of any additional earnings beyond the amounts received by Beard. The agreement between Beard and Cibola was contractual in nature and involved numerous provisions. One of those involved the ability of the minority shareholders to exercise the Call Option and another involved the liquidation payment to the preferred shareholders. Beard could not enforce the clauses which benefited Beard and ignore those which did not. The liquidation payment and the Call Option are, as noted in paragraph 19h of APB 18, "factors to be considered."

Staff Accounting Bulletin 59, which formed the basis for Topic 5M referred to above, lists three factors which might indicate that a decline might be "other than temporary" and that a write-down of the carrying value is required: (i) "the length of the time and the extent to which the market value has been less than cost," (ii) "the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential," or (iii) "the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value." It has already been noted that Cibola did not replace its gas contracts which would constitute an event which would indicate how the company would grow - affecting whether the value would exceed the liquidation preference amount - a consideration listed in the second factor above. Note again that the minority shareholders could exercise the Call Option upon five days notice. At any point in time that Cibola was not valued in excess of the $50,000,000 liquidation payment, it would be extremely unlikely that the five day period would be sufficient time to allow Cibola to grow to a value in excess of that $50,000,000 which goes to the third of the three factors listed above. Beard could not reasonably assure itself it could hold the investment long enough for the value to exceed the liquidation value threshold of $50,000,000.

For all these reasons and principally the operation of the Call Option and the liquidation preference amount, Beard believes it recorded the correct amount of earnings in Cibola to which it was and is entitled in the financial statements already submitted.

SEC October 7, 2005, comment 1, bullet point 8, sub bullet 2
------------------------------------------------------------

The Company believes that the netting of the note payable against the gross equity investment is the proper accounting treatment. AIN-APB 18 requires the elimination of intercompany items for equity investments. The Company eliminated all but the actual revenue received from the transaction; that is, the amounts previously reflected in the financial statements. Further, had the financial statements of Cibola been prepared in accordance with generally accepted accounting principles in the United States, it is the Company's position that the note receivable from Beard for the subscription price of the 80% of Cibola common stock would have been netted against the equity section of the balance sheet to show the same $1,440 reflected as the investment in Cibola on the books of The Beard Company. See Rule 5-02.30 of Regulation S-X which indicates the registrant should "show also the dollar amount of any common shares subscribed but unissued, AND SHOW THE DEDUCTION OF SUBSCRIPTIONS RECEIVABLE THEREFROM (emphasis added)." Further, see Staff Accounting Bulletin Topic 4.E which extends this application to say "accounts or notes receivable arising from transactions involving the registrant's capital stock should be presented as deductions from stockholders' equity and not as assets." The Beard Company feels that netting the note payable for the purchase of the Cibola common stock against the investment in Cibola matches the concept proffered here and is a more conservative presentation for the reader of its financial statements. See
Schedule 1.

The Company has prepared, as requested, however, the balance sheets for the periods in question showing the full amount of the non-recourse note payable as a liability and increasing the investment in Cibola by a like amount. The Company has submitted revised balance sheets for December 31, 2004 and 2003 which show the note payable separately as a liability and the investment account increased for a like amount, along with a notation regarding the impairment of the investment. See Schedules 5 and 6.

SEC October 7, 2005, comment 2
------------------------------

The Company believes that the liability associated with the market value associated with the Call Option is zero. Since Cibola is a private company, there is no market for the Call Option of Cibola. The liability for the Call Option should equal the carrying value of Beard's investment in the stock of Cibola in excess of the expected proceeds from the sale of that stock. The Cibola common stock owned by Beard was pledged as security on the note payable to Cibola for its purchase so no sale to third parties has ever been possible. Since there could only be a liability equal to the economic loss that the Company would suffer if the Call Option was exercised, and that amount is zero, then the amount of the liability is likewise zero; the amount the Company stands to lose upon the transaction. Beard will write-off the remaining $13,000 in basis in its investment in the Cibola common stock in the third quarter of 2005.

Finally, due to the fact the Company was conservative in its recording of its share of Cibola's earnings, the Company requests the Commission's forbearance in not asking the Company to reissue previously issued financial statements to include the full 80% share of earnings with an impairment to arrive at the same net earnings from its investment in Cibola. Inasmuch as the Call Option will be exercised as of December 1, 2005, and Beard will no longer be a shareholder of Cibola effective as of such date, we believe any notations on the face of the balance sheet or any disclosures in the accompanying footnotes at this point in time relative to the life of the Cibola investment regarding an almost $19,000,000 impairment would raise more questions and alarm than any good such notations and disclosures would accomplish. Additionally, since the potential exposure to understatement rests primarily with a relatively small amount of private investments and for the reasons listed above, the Company also respectively requests that it not be required to cause an audit of the financial statements of Cibola to be performed.

Please acknowledge receipt hereof by returning one copy of this letter with your filing stamp endorsed thereon. A stamped, self-addressed envelope is enclosed for your convenience.

Please contact the undersigned if there are any questions.

Respectfully submitted,

THE BEARD COMPANY


HERB MEE, JR.                       JACK A. MARTINE
Herb Mee, Jr.                       Jack A. Martine
President                           Controller


Enclosures

                                                                   ATTACHMENT 1


Lisle Compton
Certified Public Accountants & Business Advisors [LOGO]



November 7, 2005

Mr. Michael C. Black
President
Cibola Corporation
1131 - 13th Street, Suite 206
Cody, WY 82414

Dear Mr. Black:

We have performed a calculation analysis, as that term is defined in the March 2005 Exposure Draft of the Statement on Standards for Valuation Services (SSVS) of the American Institute of Certified Public Accountants (AICPA). Under that calculation analysis, we performed certain valuation procedures on Cibola Corporation (Cibola) annually from December 31, 1996 through December 31, 2004, and March 31, 2005 and June 30, 2005. The specific valuation procedures are described in Appendix III. The valuation procedures were performed solely to assist you in providing an analysis of the fair value of Cibola as requested by The Beard Company for purposes of responding to a Securities and Exchange Commission inquiry. The resulting estimates of value should not be used for any other purpose.

This calculation analysis was conducted in accordance with the SSVS. The estimate of value that results from a calculation analysis is expressed as an indication of value. In a calculation analysis, the valuation analyst and the client agree on the specific valuation approaches or valuation methods the valuation analyst will use or the extent of valuation procedures the valuation analyst will perform to estimate the value of the subject interest. A calculation analysis does not include all of the valuation procedures required for a valuation analysis, as that term is defined in the SVSS. Had a valuation analysis been performed, the results may have been different and the difference may have been significant. In our opinion, based on our calculations as contained to this report, which are based solely upon the valuation procedures agreed upon as referred to above, the resulting indication of value of Cibola approximated the following

                  December 31, 1996             $   21,430,000
                  December 31, 1997                 22,250,000
                  December 31, 1998                 24,150,000
                  December 31, 1999                 25,340,000
                  December 31, 2000                 23,650,000
                  December 31, 2001                 23,430,000
                  December 31, 2002                 22,790,000
                  December 31, 2003                 25,570,000
                  December 31, 2004                 27,160,000
                  March 31, 2005                    27,160,000
                  June 30, 2005                     27,350,000

Refer to Appendix I for the summary by component.

This indication of value is subject to (1) the Statement of General Assumptions and Limiting Conditions (Appendix II); (2) Summary of Methodologies Used and Factors Not Considered (Appendix III), and (2) the Representation of the Valuation Analyst (Appendix IV).

Sincerely,

Lisle Compton Cole & Almen LLP

W. CURTIS ALMEN                                TODD J. LISLE
W. Curtis Almen                                Todd J. Lisle
CPA CFA CMA CFM CCM                            CPA/ABV CIA CFE

                         Lisle Compton Cole & Almen LLP
2601 NW Expressway Suite 200 W              Oklahoma City OK 73112
Tel 405.842.7977             Fax 405.842.7984                 www.okccpa.com

                                                     Appendix I: Summary by Component
                                       Dec 31, 1996     Dec 31, 1997    Dec 31, 1998    Dec 31, 1999     Dec 31, 2000    Dec 31 2001
                                    -----------------------------------------------------------------------------------------------

Cash and cash equivalents           $     1,695,103      1,923,991       2,225,449      1,820,300        1,731,758       4,715,968
Certificates of deposits                         --        100,000         400,000      1,296,000        1,439,000         420,000
Deposits                                         --             --              --             --               --              --
Accrued interest                             48,174         44,773          79,982        111,895           91,387          60,244
Notes receivable                          2,509,530      3,110,406       3,647,564      3,756,781        2,188,694       2,125,944

Investments
 Marketable equity securities                    --        189,062         417,200      2,815,451        3,462,675       2,231,428
 Equity securities in privately held
   companies                                     --             --              --         85,456           85,456          85,456
 Mutual funds                               231,026      1,614,576       2,410,412      3,758,492        3,008,286       2,332,823
 Debt securities                            157,311        441,678       1,463,921        618,104        1,898,323       2,628,562
 Other                                           --             --              --        200,000          353,500         375,650
                                    -----------------------------------------------------------------------------------------------
   Total investments                        388,337      2,245,316       4,291,533      7,477,503        8,808,240       7,653,919
                                    -----------------------------------------------------------------------------------------------

    Total value of assets on hand         4,641,144      7,424,486      10,644,528     14,462,479       14,259,079      14,976,075
    Income taxes payable                    (69,198)      (104,944)       (112,302)      (125,923)         (53,124)        (64,661)
                                    -----------------------------------------------------------------------------------------------
      Net value of assets on hand         4,571,946      7,319,542      10,532,226     14,336,556       14,205,955      14,911,414

Discounted future cash flow of net
  proceeds of gas contracts
 (net of tax)                            16,857,795     14,933,689      13,614,130     11,002,770        9,442,074       8,521,705
                                    ----------------------------------------------------------------------------------------------
      Net value                     $    21,429,741     22,253,231      24,146,356     25,339,326       23,648,029      23,433,119
                                    ----------------------------------------------------------------------------------------------
      Rounded                       $    21,430,000     22,250,000      24,150,000     25,340,000       23,650,000      23,430,000
                                    -----------------------------------------------------------------------------------------------

                                       Dec 31, 2002    Dec 31, 2003    Dec 31, 2004    Mar 31, 2005     Jun 30, 2005
                                    --------------------------------------------------------------------------------

Cash and cash equivalents           $     2,906,053     2,745,304       3,748,073       3,517,909        3,609,747
Certificates of deposits                    577,000       122,000              --              --               --
Deposits                                    729,600       729,600              --              --               --
Accrued interest                             89,871       159,799         505,636         658,172          794,641
Notes receivable                          2,805,944     5,297,226       8,714,307       9,805,238       10,721,238

Investments
 Marketable equity securities             4,705,159     5,944,718       5,874,560       5,930,605        5,803,773
 Equity securities in privately held
   companies                                     --     1,600,000       2,588,000       2,629,944        2,629,944
 Mutual funds                             1,216,413     1,853,895       1,984,145       1,644,448        1,696,395
 Debt securities                          2,689,371     2,248,360       1,435,712       1,337,550        1,261,046
 Other                                      183,150       178,650         195,650         235,650          235,650
                                    -------------------------------------------------------------------------------
   Total investments                      8,794,093    11,825,623      12,078,067      11,778,197       11,626,808
                                    -------------------------------------------------------------------------------

    Total value of assets on hand        15,902,561    20,879,552      25,046,083      25,759,516       26,752,434
    Income taxes payable                    (27,443)           --              --         (21,762)        (114,927)
                                    -------------------------------------------------------------------------------
      Net value of assets on hand        15,875,118    20,879,552      25,046,083      25,737,754       26,637,507

Discounted future cash flow of net
  proceeds of gas contracts
 (net of tax)                             6,917,834     4,691,398       2,115,175       1,424,104          714,178
                                    -------------------------------------------------------------------------------
      Net value                     $    22,792,952    25,570,950      27,161,258      27,161,858       27,351,685
                                    -------------------------------------------------------------------------------
      Rounded                       $    22,790,000    25,570,000      27,160,000      27,160,000       27,350,000
                                    -------------------------------------------------------------------------------


     Appendix II: Statement of General Assumptions and Limiting Conditions

The indication of value arrived at herein is valid only for the stated purpose as of the date of the valuation.

Public information and industry and statistical information have been obtained from sources we deem to be reputable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without any verification.

We do not provide assurance on the achievability of the results forecasted by Cibola because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

This report and the indication of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the report and indication of value are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The indication of value represents the considered opinion of Lisle Compton Cole & Almen LLP, based on information furnished to them by Cibola and other sources.

Neither all nor any part of the contents of this report (especially the indication of value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, without the prior written consent and approval of Lisle Compton Cole & Almen LLP.

Future services regarding the subject matter of this report, including, but not limited to, testimony or attendance in court, shall not be required of Lisle Compton Cole & Almen LLP, unless previous arrangements have been made in writing.

     Appendix III: Summary Of Methodologies Used And Factors Not Considered

Specific methodologies you requested that we base our valuation on, as well as specific factors not considered in our analysis which, if considered, could have resulted in a materially different indication of value, are as follows:

o    Cash and cash equivalents

     o    Methodology used -

          o The financial statement amount represents actual balances. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

o    Certificates of deposit

     o    Methodology used -

          o Financial statement amount is based on historical cost, which is considered to approximate fair value. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

           o We did not perform in depth analysis of the impact of time to maturity and interest rate fluctuation on the valuation.

o    Deposits

     o    Methodology used -

          o From 2002 to 2004, Cibola had a deposit held by the third party handling the receipt and payment of the natural gas contracts. Cibola received interest on the deposit held by the third party. Financial statement amount is based on the amount on deposit. For purposes of this analysis, we used the amount as indicated on the respective financial statements. Upon termination of the relationship with this third party in 2004, the entire amount was repaid to Cibola. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

o    Accrued interest

     o    Methodology used -

          o Accrued interest relates to fixed income securities and notes receivable. Some of the notes receivables have significant amounts accrued. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

          o We did not reduce the amount of the accrued interest on the notes receivable (for time or possible default). See further discussions in the notes receivable section.

o    Notes receivable

     o    Methodology used -

          o Financial statement value is based on historical cost until it is determined that an allowance is required. For the purpose of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

          o We did not adjust the notes receivable value for the effect of any difference in interest rate on the underlying notes receivable to the market rate for the notes considering the credit risk and terms associated with the respective notes.

o    Investments - Marketable equity securities

     o    Methodology used -

          o For financial statement purposes, Cibola classified their publicly trade stock portfolio as "available for sale" and reports them on the financial statements at fair value based on quoted market prices. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

o    Investments - Stacks (Private Companies)

     o    Methodology used -

          o Generally accepted accounting principles require that investments in equity securities that do not have a readily determinable fair values that are not to be accounted for the equity method are carried at cost, adjusted for other-than-temporary impairments. For these types of investments, Cibola recorded the investments at cast (as there were considered to be no "other-than-temporary impairments".) For purposes of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

          o We did not perform a valuation analysis of the private companies in which Cibola holds an interest.

o    Investments - Mutual Funds

     o    Methodology used -

          o Financial statement amount reflects market, based on respective dosing price. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

o    Investments - Debt Securities

     o    Methodology used -

          o For financial statement purposes, Cibola classified their investments in debt securities as "available for sale" and reports them on the financial statements at fair value based on quoted market prices. One security does not have a readily determinable market price. For financial statement purposes, Cibola reported this investment at historical cost which equals face value. Book value of this security was $500,000 at December 31, 2002 and reduced to $185,000 at June 30, 2005 as a result of receipts of monthly principal payments. For purposes of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

          o We did not adjust the value of the fixed income security that had no readily determinable market price for the effect of any difference in interest rate to the market rate for the fixed income securities considering the credit risk and terms.

o    Investments - Other -

     o    Methodology used -

          o This category includes investments in privately held partnerships and similar type of entities. For these types of investments, Cibola recorded the investments at historical cost (as there were considered to be no "other-than-temporary impairments".) For purposes of this analysis, we used the amount as indicated on the respective financial statements.

     o    Factors not considered -

          o We did not perform a valuation analysis of these other investments.

o    Income taxes payable

     o    Methodology used -

          o Financial statement amount is based on the accrued income tax liability owed at the respective balance sheet date. For the purpose of this analysis, we used the amount as indicated on the respective financial statements.

o    Discounted future cash flow of net proceeds of gas contracts (net of tax)

     o    Methodology used -

          o Calculation is based on the future expected cash flow through August 2005 from (1) the purchase and (2) sale of gas at the respective contract volumes and prices. The present value of the cash flow stream is discounted at a risk free rate. We considered the US Treasury rates at the respective date with a maturity equivalent to the weighted years outstanding. Accounts receivable and accounts payable are not addressed elsewhere, as the receipt and payment 25 days after month end is considered in the analysis of discounted future cash flow stream.

          o Approximately half of the volumes to fulfill the sales contract was not covered by a purchase contract until February 1997. At December 31, 1996, we calculated the present value of the cash flow stream based on the purchase contract entered into during February 1997.

     o    Factors not considered -

          o We did not adjust for possible default risk of any of the counterparties to the natural gas transactions. In conjunction with the default risk, we did not adjust for the impact of the difference between the natural gas prices at the respective dates and the contract prices.

              Appendix IV: Representation of the Valuation Analyst

We certify that, to the best of our knowledge and belief:

1. The reported analyses, opinion, and indications are subject to the assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and indications of value.

2. We have relied, without independent verification, on the accuracy, completeness, and fairness of all financial and other information that were publicly available.

3. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved. Curt Almen maintains the accounting records of Cibola and prepares the monthly financial statements.

4. Our compensation is not contingent on any action or event resulting from the analyses, opinions, and indications in, or the use of, this report.

5. Our analyses, opinions, and indications were developed, and this report has been prepared, in conformity with the AICPA Statement on Standards for Valuation Services (draft exposure dated March 2005).

6. No one provided significant professional assistance to the persons signing this report.

Lisle Compton Cole & Almen LLP

W. CURTIS ALMEN                                 TODD J. LISLE
W. Curtis Almen                                 Todd J. Lisle
CPA CFA CMA CFM CCM                             CPA/ABV CIA CFE

                                                                    ATTACHMENT 2


                                November 4, 2005


VIA HAND DELIVERY

The Beard Company
Attn: Herb Mee, Jr., President
W.M. Beard, Chairman
Enterprise Plaza, Suite 320
5600 N. May Ave.
Oklahoma City, OK 73112

Gentlemen:

     Reference is made to that certain Call Option Agreement dated April 10, 1996 between The Beard Company ("Beard") and Richard R. Dunning, Larry D. Hartzog, and Michael C. Black (collectively, the "Shareholders") pursuant to which Beard granted the Shareholders an option (the "Option") to purchase 144,000 shares of the voting common stock (the "Shares") of Cibola Corporation, a Wyoming corporation ("Cibola").

     Upon receipt from Beard of an originally countersigned version of this letter indicating Beard's agreement to the terms set forth herein, we will immediately deliver to Beard the notice contemplated under Section 3(a)(iii) of the Call Option Agreement of our election to exercise the Option for all of the Shares. The Shares will be purchased by us (or our designees) in the percentages set forth on Exhibit "A" hereto. In that notice we will also, in accordance with the Call Option Agreement, each severally represent to Beard that we are acquiring the Shares for our own account, not as a nominee or agent, and not with a view toward, or for resale in connection with, any redistribution thereof, and jointly and severally agree to guarantee the prompt and full payment of any obligations of Cibola under the Tax Sharing Agreement. Also, our notice will include statements that (i) payment of the option price shall be Cibola's cancellation of the Nonrecourse Secured Promissory Note dated April 10, 1996 (the "Note"); that is, it shall be treated as if we had paid to Beard whatever the outstanding balance of the Note is, with Beard then paying that amount to Cibola in satisfaction and cancellation of Beard's obligations under the Note, and (ii) upon such cancellation of the Note, we agree that the security interest created by that certain Security Agreement dated April 10, 1996 between Cibola, as Secured Party, and Beard, as Debtor, shall be terminated, and we shall cause Cibola to execute such documents as Beard may reasonably request evidencing the cancellation of the Note and the termination of such security interest.

     To consummate the transactions contemplated by the exercise of the Option, we will require that (i) Beard deliver to us original Stock Certificate No. 004 for 144,000 shares, duly endorsed, and accompanied by a duly executed stock power, and (ii) Messrs. Mee and Beard deliver to Cibola their respective resignations from the Cibola board of directors.

     We will require that the exercise of the Option, the transfer of the Shares and the resignations described above be effective as of 12.01 a.m. on December l, 2005.

     As stated above, we will send Beard a notice exercising the Option provided that Beard agrees that, with respect to the Tax Sharing Agreement, all items of income accruing to Cibola and arising out of either (i) any and all capital gains realized by Cibola as a result of transactions of its securities between October 20, 2005 and through and including November 30, 2005, and (ii) any payments for sales of natural gas occurring on or after September 1, 2005 by Cibola shall be excluded for purposes of the calculations under the Tax Sharing Agreement.

     We further agree that (i) this letter may be executed in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same letter, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart, and (ii) any counterpart hereof signed and transmitted by any party hereto (or their counsel) by facsimile machine, telecopier or electronic mail shall be treated as an original provided that any such transmission by electronic mail shall be effective only if transmitted in ..pdf format, .tif format or other format in which the text is not readily modifiable by any recipient thereof.

     Please sign below to indicate your agreement to the terms set forth in this letter.

                                      Sincerely,


                                      RICHARD R. DUNNING
                                      Richard R. Dunning, individually and
                                      on behalf of the general partner of
                                      Dunning Family Limited Partnership


                                      LARRY D. HARTZOG
                                      Larry D. Hartzog


                                      MICHAEL C. BLACK
                                      Michael C. Black, individually and as
                                      Trustee of the Michael C. Black
                                      Revocable Trust




AGREED TO AND ACCEPTED
THIS 7th DAY OF NOVEMBER, 2005:

The Beard Company


By:    HERB MEE
Name:  Herb Mee
Title: President


cc:       Gary F. Fuller, Esq. (McAfee & Taft)

                        EXHIBIT "A"


 Richard R. Dunning                             61.6%
 Larry D. Hartzog                               20.8%
 Michael C. Black                               17.6%

                                                                    ATTACHMENT 3

                            ARTICLES OF INCORPORATION
                                       OF
                               CIBOLA CORPORATION



     For the purposes of establishing a corporation for the transaction of the business and the promotion and conduct of the objects and purposes hereinafter stated under the provisions and subject to the requirements of the Wyoming Business Corporation Act, as it may be amended from time to time (hereinafter referred to as the "Act"), the undersigned does make and file these Articles of Incorporation and does hereby certify as follows:

     FIRST: The name of the Corporation is:

                               Cibola Corporation

     SECOND: The address of its registered office in the State of Wyoming is 1720 Carey Avenue, Cheyenne, Wyoming 82001. The name of its registered agent at such address is CT Corporation System.

     THIRD: The nature of the businesses or purposes to be conducted or promoted are:

     To conduct any lawful business, to exercise any lawful purpose and power, and to engage in any lawful act or activity for which corporations may be organized under the Act, and in general, to possess and exercise all the powers and privileges granted by the Act or by any other law of Wyoming together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the businesses or purposes of the Corporation.

     FOURTH: The existence of this Corporation shall commence as of the date and time upon which these Articles of Incorporation are filed with the Wyoming Secretary of State in accordance with the provisions of Section 17-16-203 of the Act and shall continue until June 30, 2006, unless the Corporation is sooner terminated by voluntary or involuntary dissolution.

     FIFTH: The total number of shares of Common Stock that this Corporation shall have authority to issue is One Hundred Eighty Thousand (180,000) shares. The par value of each such share of Common Stock shall be One Cent ($0.01), amounting in the aggregate to One Thousand Eight Hundred Dollars ($1,800.00). Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, on any matter presented for the consideration of the shareholders of the Corporation. Holders of shares of Common Stock shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation. Shares of Common Stock shall not be convertible into shares of any other class of stock of the Corporation.

     The total number of shares of Preferred Stock that this Corporation shall have authority to issue is Sixteen Thousand Two Hundred (16,200) shares. The par value of each such share of Preferred Stock shall be One Thousand Dollars ($1,000.00), amounting in the aggregate to Sixteen Million Two Hundred Thousand Dollars ($16,200,000.00). The Preferred Stock may be issued from time to time in one or more series and (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments; and (f) shall have such other relative, participating, optional or special rights, qualifications, limitations or restrictions thereof as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors.

     At any time and from time to time when authorized by resolution of the Board of Directors and without any action by its shareholders, the Corporation may issue or sell any shares of its stock of any class or series, whether out of the unissued shares thereof authorized by these Articles of Incorporation as originally filed, or by an amendment thereof, or out of shares of its stock acquired by it after the issue thereof. In each case, the consideration to be received by the Corporation for any such shares so issued or sold shall be such as shall be fixed from time to time by the Board of Directors.

     SIXTH: The name and mailing address of the incorporator is CT Corporation System, 1720 Carey Avenue, Cheyenne, Wyoming 82001.

     SEVENTH: Except as may otherwise be provided in these Articles of Incorporation or in the Bylaws of the Corporation, as the same may be amended from time to time, the Board of Directors shall have all powers and authority which may be granted to a board of directors of a corporation under the Act, including but not limited to the following:

          (a) To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

          (b) To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

          (c) To designate one or more committees.

          (d) To provide indemnification for directors, officers, employees, and/or agents of the Corporation to the fullest extent permitted by law, subject however, to the rules against limitation on liability of directors as set forth in Section 17-16-834 of the Act, as amended from time to time.

          (e) To determine from time to time whether and to what extent, and at what times and places and under what conditions and regulations, the accounts and books of the Corporation shall be opened to the inspection of the shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the Act or authorized by the Board of Directors, or by a resolution of the shareholders.

     EIGHTH: The number of directors constituting the entire Board shall be not less than three nor more than five. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office, and further provided, that the number of directors constituting the entire Board shall be three until otherwise fixed by a resolution adopted by a majority of the entire Board.

     The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board permits, with respect to the time for which they shall severally hold office. Directors of the first class first chosen by the shareholders of the Corporation shall hold office for one year or until the first annual meeting of shareholders following their election; directors of the second class first chosen by the shareholders of the Corporation shall hold office for two years or until the second annual meeting of shareholders following their election; and directors of the third class first chosen by the shareholders of the Corporation shall hold office for three years or until the third annual meeting of shareholders following their election; and, in each case, until their successors to the class of directors whose term shall expire at that time shall be elected to hold office for a term of three years, so the term of office of one class of directors shall expire in each year. Each director elected shall hold office until his successor shall be elected and shall qualify.

     Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the remaining directors, though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

     A director may be removed by the shareholders only for cause and only by the affirmative vote of the holders of at least 85% of the then outstanding voting shares of the Corporation.

     TENTH: Except as otherwise required by law or as otherwise provided in these Articles of Incorporation or in the Bylaws of the Corporation, any matter properly submitted to a vote of the shareholders at a meeting of shareholders duly convened at which there is a quorum present shall be deemed approved upon an affirmative vote of a majority of the outstanding shares of Common Stock present at the meeting, in person or by proxy. No holders of any class of stock other than Common Stock shall be entitled to vote upon any matter, except as may be required by law. Written ballots shall not be required for the election of directors.

     ELEVENTH: Any action required by the provisions of the Act to be taken at any annual or special meeting of shareholders may be taken without a meeting if prior notice of the proposed action is given to all shareholders (including holders of nonvoting shares of capital stock), and if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote thereon. Prompt notice of the taking of such action without a meeting shall be given to each shareholder not entitled to vote thereon. Any such notice shall have been given promptly if such notice is delivered or mailed to such shareholders within three (3) days of the taking of such action.

     Notwithstanding anything to the contrary in this Article Eleventh, if the Act requires that notice of any proposed action be given to nonvoting shareholders and the action is to be taken by consent of the voting shareholders, the Corporation shall give its nonvoting shareholders written notice of the proposed action at least ten (10) days before the action is taken. Such notice shall contain or be accompanied by the same material that, under the Act, would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders for action.

     TWELFTH: In addition to any other indemnification granted to directors of the Corporation contained in these Articles of Incorporation, the Bylaws of the Corporation, or adopted by resolution of the shareholders or directors of the Corporation, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this indemnification shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 17-16-833 of the Act, or (iv) for any transaction from which the director derived an improper personal benefit.

     THIRTEENTH: Notwithstanding anything to the contrary herein or in the Act, neither these Articles of Incorporation nor the Bylaws of the Corporation shall be amended, altered or repealed except by the affirmative vote of the holders of at least 85% of the then outstanding voting shares of the Corporation.

     FOURTEENTH: Notwithstanding anything to the contrary herein or in the Act, no merger, consolidation, share acquisition, share exchange or other business combination of any type involving the Corporation nor any sale of all or substantially all of the assets of the Corporation shall be effected without the affirmative vote of the holders of at least 85% of the then outstanding voting shares of the Corporation.

     IN WITNESS WHEREOF, the undersigned, being the incorporator herein named, does, for the purpose of forming a corporation pursuant to the Wyoming Business Corporation Act, execute these Articles of Incorporation and does hereby further certify that the fact hereinabove stated are true as set forth as of this 10th day of April, 1996.

                             CT CORPORATION SYSTEM

                                  By:  JOHN J. METZKE
                                  Name:  John J. Metzke
                                  Title:  Designated Agent

                                                                    ATTACHMENT 4

                                     BYLAWS
                                       OF
                               CIBOLA CORPORATION

                                   ARTICLE I.
                                     Offices

     Section 1.1 Registered Office. The initial registered office of Cibola Corporation (hereinafter referred to as the "Corporation") shall be located at 1720 Carey Avenue, Cheyenne, Wyoming 82001. This office may be changed as provided in Section 1.2.

     Section 1.2 Offices. The Corporation may change its registered office and may establish or discontinue, from time to time, such other offices and places of business within the State of Wyoming as the Board of Directors deems proper for the conduct of the Corporation's business.

                                   ARTICLE II.
                            Meetings of Shareholders

     Section 2.1 Annual Meeting. An annual meeting of shareholders for the purpose of electing directors and transacting such other business as may come before it shall be held at such place within the State of Wyoming, on such date and at such time as shall be designated by the Board of Directors or the President.

     Section 2.2 Special Meetings. Special meetings of the shareholders, unless otherwise prescribed by statute, may be called by the Board of Directors or by the President. Business transacted at any special meeting of the shareholders shall be limited to the purposes stated in the notice.

     Section 2.3 Notice of Meetings. Written notice of each meeting of shareholders shall be given to each shareholder of record entitled to vote at the meeting at the shareholder's address as it appears on the stock books of the corporation. The notice shall state the time and the place of the meeting and shall be delivered or mailed not less than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the shareholder at his or her address as it appears on the stock books of the Corporation. Whenever notice is required to be given hereunder, a written waiver of notice signed by the shareholder entitled to notice, whether before or after the time stated in the notice, shall be deemed equivalent to notice. Also, attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when a person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

     Section 2.4 Quorum and Adjournment. The presence, in person or by proxy, of the holders of a majority of the shares of stock entitled to vote on every matter that is to be voted on without regard to class or series shall constitute a quorum at all meetings of the shareholders. In the absence of a quorum, the holders of a majority of such shares of stock present in person or by proxy may adjourn such meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall attend. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called, but only those shareholders entitled to vote at the meeting as originally called shall be entitled to vote at any adjournment thereof.

     Section 2.5 Officers at Shareholders' Meetings. The Chairman of the Board of Directors shall preside at all meetings of shareholders. In his absence, the chairman shall be elected as the first order of business by a majority of the shares of voting capital stock in attendance at the meeting.

     Section 2.6 List of Shareholders Entitled to Vote. No later than two (2) business days after notice of any shareholders' meeting is given, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each shareholder and the number of shares registered in the name of each shareholder, shall be prepared by or for the Secretary and shall be open to the examination of any shareholder for any purpose germane to the meeting, during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the Corporation's principal office. Such list shall be available for inspection at the meeting.

     Section 2.7 Fixing Date for Shareholders of Record. In order that the Corporation may identify the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than seventy (70) days before the date of such meeting, nor more than seventy (70) days prior to any other action. If no record date is fixed, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice of the meeting is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     Section 2.8 Voting and Proxies. Except as otherwise provided in the Wyoming Business Corporation Act (the "Act") or the Corporation's Articles of Incorporation and subject to the provisions for fixing the date for shareholders of record:

          (a) Each shareholder shall at every meeting of the shareholders be entitled to one vote for each share of capital stock having voting rights held by that shareholder as to the matter being voted upon.

          (b) Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for that shareholder by proxy, but no such proxy shall be voted or acted upon after eleven months from its date, unless the proxy expressly provides for a longer period.

          (c) Each matter properly presented to any meeting shall be decided by a majority of the votes present and entitled to vote on the matter.

     Section 2.9 Voting Procedures. When any matter is submitted to a vote of the shareholders, the chairman shall decide upon the qualifications of voters, have the votes counted and declare the results. The chairman shall decide whether voting is to be conducted by written ballot, a show of hands, or voice vote.

     Section 2.10 Consent of Shareholders in Lieu of Meeting. Any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting if prior notice of the proposed action is given to all shareholders (including holders of nonvoting shares of capital stock) and if a consent or consents in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote thereon. Prompt notice of the taking of such action without a meeting shall be given to each shareholder not entitled to vote thereon. Any such notice shall have been given promptly if such notice is delivered or mailed within three (3) days of the taking of such action to each such shareholder in the manner provided in Section 2.3.

     Notwithstanding anything to the contrary in this Section 2.10, if the Act requires that notice of any proposed action be given to nonvoting shareholders and the action is to be taken by consent of the voting shareholders, the Corporation shall give its nonvoting shareholders written notice of the proposed action at least ten (10) days before the action is taken. Such notice shall contain or be accompanied by the same material that, under the Act, would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders for action.

                                  ARTICLE III.
                                    Directors

     Section 3.1 Number and Term of Office. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The number of directors constituting the entire Board shall be not less than three nor more than five. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.

     The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board permits, with respect to the time for which they shall severally hold office. Directors of the first class first chosen by the shareholders of the Corporation shall hold office for one year or until the first annual meeting of shareholders following their election; directors of the second class first chosen by the shareholders of the Corporation shall hold office for two years or until the second annual meeting of shareholders following their election; and directors of the third class first chosen by the shareholders of the Corporation shall hold office for three years or until the third annual meeting of shareholders following their election; and, in each case, until their successors to the class of directors whose term shall expire at that time shall be elected to hold office for a term of three years, so the term of office of one class of director shall expire in each year. Each director elected shall hold office until his successor shall be elected and shall qualify.

     Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the remaining directors, though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

     Section 3.2 Place of Meetings. Meetings of the Board of Directors may be held at any place within the State of Wyoming from time to time as designated by the Chairman of the Board or by the body or person calling such meeting.

     Section 3.3 Annual Meetings. The newly elected Board of Directors shall meet as soon as practicable without further notice after each annual meeting of shareholders at the place at which such meeting of shareholders took place, provided a majority of the whole Board of Directors is present. If such a majority is not present, such meeting may be held at any other time or place which may be specified in a notice given in the manner provided for special meetings of the Board of Directors or in a waiver of notice thereof.

     Section 3.4 Regular Meetings. Regular meetings of the Board of Directors shall be held at such times as may be determined by the Board of Directors. No notice shall be required for any regular meeting.

     Section 3.5 Special Meetings. Special meetings of the Board of Directors shall be called by the Chairman of the Board or the President. Notice of any special meeting shall be mailed to each director at that director's residence or usual place of business not later than three (3) days before the day on which the meeting is to be held, or shall be given to that director by telegraph, by overnight express mail service, personally, or by telephone, not later than twenty-four (24) hours before the time of such meeting. Notice of any meeting of the Board of Directors need not be given to any director if that director signs a written waiver thereof either before or after the time stated therein. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting or promptly upon his arrival, to the transaction of any business because the meeting is not lawfully called or convened and does not thereafter vote for or assent to action taken at the meeting.

     Section 3.6 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the Board of Directors or of such committee.

     Section 3.7 Presiding Officer and Secretary at Meetings. Each meeting of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the President, and if neither is present, then by such member of the Board of Directors as shall be chosen at the meeting.

     Section 3.8 Quorum. A majority of the total number of directors shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of those present (or if only one be present, then that one) may adjourn the meeting, without notice other than announcement at the meeting, until such time as a quorum is present. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     Section 3.9 Meeting by Telephone. Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at such meeting.

     Section 3.10 Compensation. Directors shall receive such fees and expense reimbursements for their services as directors or as members of committees as set by the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

     Section 3.11 Resignations. Any director, member of a committee or other officer may resign at any time by giving written notice thereof to the Chairman of the Board or the President. Such resignation shall be effective at the time of its receipt, unless a date certain is specified for it to take effect. Acceptance of any resignation shall not be necessary to make it effective.

     Section 3.12 Removal of Directors. At any meeting of the shareholders called for such purpose, any director may be removed from office, but only for cause and only by the affirmative vote of the holders of at least 85% of the then outstanding shares of voting capital stock of the Corporation.

     Section 3.13 Filling of Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the remaining directors, though less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

                                   ARTICLE IV.
                                   Committees

     The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each such committee to consist of one or more directors of the Corporation. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in such resolution or resolutions, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have any power or authority in reference to those matters described in subparagraph (e) of Section 17-16-825 of the Act.

                                   ARTICLE V.
                                  The Officers

     Section 5.1 Designation. The Corporation shall have such officers with such titles and duties as set forth in these Bylaws or in a resolution of the Board of Directors adopted on or after the effective date of these Bylaws.

     Section 5.2 Election and Qualification. The officers of the Corporation shall be elected by its Board of Directors and shall consist of a President, may but need not consist of one or more Vice Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries and Assistant Treasurers, and such other officers and agents as the Board of Directors may deem advisable. None of the officers of the Corporation need be directors.

     Section 5.3 Term of Office. Officers shall be chosen in such manner and shall hold their offices for such term as determined by the Board of Directors. Each officer shall hold office from the time of his or her election and qualification to the time at which his or her successor is elected and qualified, or until his or her earlier resignation, removal or death.

     Section 5.4 Resignation. Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Chairman of the Board of Directors or to the President. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Chairman of the Board of Directors or the President. The acceptance of such resignation shall not be necessary to make it effective.

     Section 5.5 Removal. Any officer may be removed at any time, with or without cause, by the Board of Directors.

     Section 5.6 Compensation. The compensation of each officer shall be determined by the Board of Directors.

     Section 5.7 Chairman of the Board. The chairman of the board, if one has been elected, shall preside at all meetings of the board, stockholders and committees of which he is a member. He shall have such powers and perform such duties as may be authorized by the board of directors.

     Section 5.8 Chief Executive Officer. If the board of directors has elected a chairman of the board, it may designate the chairman of the board as the chief executive officer of the corporation. If no chairman of the board has been elected, or in his absence or inability to act, or if no such designation has been made by the board of directors, the president shall be the chief executive officer of the corporation. The chief executive officer shall (i) have the over-all supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to any directions which may be given by the board of directors, (ii) shall have authority to designate the duties and powers of officers and delegate special powers and duties to specified officers, so long as these designation3 shall not be inconsistent with the statutes, these bylaws or action of the board of directors, and (iii) shall in general have all other powers and shall perform all other duties incident to the chief executive officer of a corporation and. such ether powers and duties as may be prescribed by the board of directors from time to time.

     Section 5.9 The President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall have general and active charge, control and supervision of all of the business and affairs of the Corporation. The President shall report to the Board of Directors and shall direct the implementation of the decisions, policies and procedures established by the Board of Directors. The President shall have general authority to execute bonds, deeds and contracts in the name and on behalf of the Corporation and in general to exercise all the powers generally delegated to the chief executive officer of a corporation.

     Section 5.10 Vice President. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors. During the absence of the President or during his inability to act, a Vice President designated by the Board of Directors shall exercise the powers and shall perform the duties of the President, subject to the direction of the Board of Directors.

     Section 5.11 Secretary. The Secretary shall attend meetings of the Board of Directors and shareholders and record votes and minutes of such proceedings, subject to the direction of the Chairman; assist in issuing calls for meetings of shareholders and directors; keep the seal of the Corporation and affix it to such instruments as may be required from time to time; keep the stock transfer books and other books and records of the Corporation; act as stock transfer agent for the Corporation; attest the Corporation's execution of instruments when requested and appropriate; make such reports to the Board of Directors as are properly requested; and perform such other duties incident to the office of Secretary and those that may be otherwise assigned to the Secretary from time to time by the President or the Chairman of the Board of Directors.

     Section 5.12 Treasurer. The Treasurer shall have custody of all corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit or disburse all moneys and other property in the name and to the credit of the Corporation as may be designated by the President or the Board of Directors. The Treasurer shall render to the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform such other duties incident to the office of Treasurer as the President or the Board of Directors shall from time to time designate.

     Section 5.13 Other Officers. Each other officer of the Corporation shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

                                   ARTICLE VI.
                             Certificates of Stock,
                             Transfers of Stock and
                             Registered Shareholders

     Section 6.1 Stock Certificates. The interest of each holder of stock of the Corporation shall be evidenced by a certificate or certificates signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation certifying the number of shares owned by the holder thereof in the Corporation. Any of or all of the signatures on the certificate may be a facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if he/she were such officer, transfer agent or registrar at the date of issuance.

     Section 6.2 Classes/Series of Stock. The corporation may issue one or more classes of stock and one or more series of stock within any class thereof, as stated and expressed in the Articles of Incorporation or of any amendment thereto. The powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, provided that, in accordance with the Act, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

     Section 6.3 Transfer of Stock. Subject to the transfer restrictions permitted by Section 17-16-627 of the Act and to stop transfer orders directed in good faith by the Corporation to any transfer agent to prevent possible violations of federal or state securities laws, rules or regulations, the shares of stock of the Corporation shall be transferrable upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by whom they shall be cancelled, and new certificates shall be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

     Section 6.4 Holders of Record. Prior to due presentment for registration of transfer, the Corporation may treat the holder of record of a share of its stock as the complete owner thereof exclusively entitled to vote, to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice of the contrary.

     Section 6.5 Lost, Stolen, Destroyed, or Mutilated Certificates. A new certificate of stock may be issued to replace a certificate theretofore issued by the Corporation, alleged to have been lost, stolen, destroyed or mutilated, and the Board of Directors or the President may require the owner of the lost or destroyed certificate or his or her legal representatives, to give such sum as they may direct to indemnify the Corporation against any expense or loss it may incur on account of the alleged loss of any such certificate.

     Section 6.6 Dividends. Subject to the provisions of the Articles of Incorporation and applicable law, the directors may, out of funds legally available therefor at any annual, regular, or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Dividends may be paid in cash, in property, or in shares of stock of the Corporation. Before declaring any dividends there may be set apart out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time in their discretion deem proper working capital to serve as a reserve fund to meet contingencies or as equalizing dividends or for such other purposes as the directors shall deem in the best interest of the Corporation.

                                  ARTICLE VII.
                    Indemnification of Officers and Directors

     Section 7.1 Indemnification. The Corporation shall indemnify its officers and directors (and its former officers and directors) to the fullest extent and in the manner permitted under the Act.

     Section 7.2 Other Indemnification. The indemnification herein provided shall not limit the Corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under these provisions.

                                  ARTICLE VIII.
                                  Miscellaneous

     Section 8.1 Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

     Section 8.2 Corporate Seal. The corporate seal shall be in such form as the Board of Directors may from time to time prescribe and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

     Section 8.3 Severability. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the remaining provisions hereof.

     Section 8.4 Amendment of Articles of Incorporation. Notwithstanding anything to the contrary in the Corporation's Articles of Incorporation or the Act, the Corporation's Articles of Incorporation shall not be amended, altered or repealed except by the affirmative vote of at least 85% of the then outstanding shares of voting capital stock of the Corporation.

     Section 8.5 Approval of Mergers, etc. Notwithstanding anything to the contrary in the Corporation's Articles of Incorporation or the Act, no merger, consolidation, share acquisition, share exchange or other business combination of any type involving the Corporation nor any sale of all or substantially all of the assets of the Corporation shall be effected without the affirmative vote of at least 85% of the then outstanding shares of voting capital stock of the Corporation.

                                   ARTICLE IX.
                               Amendment of Bylaws

     Notwithstanding anything to the contrary in the Corporation's Articles of Incorporation or the Act, these Bylaws may not be amended, altered or repealed except by the affirmative vote of at least 85% of the then outstanding shares of voting capital stock of the Corporation.


                                      CT CORPORATION SYSTEM, in its
                                      capacity as incorporator

                                      By:  JOHN J. METZKE
                                      Name:  John J. Metzke
                                      Title:  Designated Agent

                                                                      Schedule 1

                                THE BEARD COMPANY
                                -----------------
                  ISSUANCE OF CIBOLA PREFERRED AND COMMON STOCK

          A Schedule Attached to and Made a Part of The Beard Company's
          -------------------------------------------------------------
                   Response to the SEC's Comment Letter Dated
                   ------------------------------------------
                                 October 7, 2005
                                 ---------------

-------------------------------------------------------------------------------

     The following entry was made to record the exchange of all of the outstanding shares of Mainline Enertech Corporation common stock for 16,200 shares of Cibola Corporation preferred stock:

      Common Stock (Mainline Enertech Corporation)                    153,000.00
      Adjusted Paid in Capital (Mainline Entertech Corporation)     1,974,928.75
      Preferred Stock - Discount                                   14,072,071.25
           Preferred Stock - Series A                                                9,979,000.00
           Preferred Stock - Series B                                                3,370,000.00
           Preferred Stock - Series C                                                2,851,000.00

                                                                ----------------------------------
                            Totals                                 16,200,000.00    16,200,000.00
                                                                ==================================

     The exchange was treated as an exchange of equity interests between enterprises under common control. These transactions generally should be recorded at the carrying value of the transferring enterprise in a manner consistent to a pooling-of-interests and not at fair value.

     See FAS 141, paragraph D12:
     When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equIty interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

     See also 1.034 in EITF 90-5, "Exchanges of Ownership Interests Between Enterprises Under Common Control":
     The EITF reached a consensus that the carrying amounts of the assets and liabilities of the transferring enterprise to be recorded by the receiving enterprise are the historical cost amounts in the consolidated financial statements of the parent.

     There were no notes receivable as a result of the issuance of the preferred stock to the minority shareholders.

-------------------------------------------------------------------------------

     The following entry was made to record the sale of 144,000 shares of Cibola common stock to The Beard Company for $1,440 cash and a note receivable for $1,438,560:

      Cash                                       1,440.00
      Notes receivable                       1,438,560.00
           Common Stock                                           1,440.00
           Adjusted Paid in Capital                           1,438,560.00

                                         ----------------------------------
                                             1,440,000.00     1,440,000.00
                                         ==================================

     Note: See The Beard Company's response to SEC October 7, 2005, comment 1, bullet point 8, subbullet point 2:

     In brief, Beard believes the Note Receivable above for $1,438,560 should have been shown on Cibola's books as a deduction from stockholder's equity in accordance with Rule 5-02.30 of Regulation S-X.

     Were this done, the accounting for the sale of the stock would match the accounting for the purchase of the same stock in that The Beard Company netted the note payable against its investment in Cibola.


                                                                      Schedule 2

                                THE BEARD COMPANY
                                -----------------
                         SUMMARY OF CIBOLA GAS CONTRACTS

    A Schedule Attached to and Made a Part of The Beard Company's Response to
    -------------------------------------------------------------------------
                         the SEC's Comment Letter Dated
                         ------------------------------
                                October 7, 2005
                                ---------------

Cibola Corporation
Summary of Gas Contracts
                                                        Date of
   Contract Type               Counterparty             Contract            Term                 Quantity          Price
   -------------               ------------             --------            ----                 --------          -----
----------------------------------------------------------------------------------------------------------------------------
Sales Contract                                            1990      Sep 1990 - Aug 1991     18,240 mmbtu per day    $ 1.700
                                                                                                                 -----------
                                                                    Sep 1991 - Aug 1992     18,240 mmbtu per day    $ 1.790
                                                                                                                 -----------
                                                                    Sep 1992 - Aug 1993     18,240 mmbtu per day    $ 1.880
                                                                                                                 -----------
                                                                    Sep 1993 - Aug 1994     18,240 mmbtu per day    $ 1.970
                                                                                                                 -----------
                                                                    Sep 1994 - Aug 1995     18,240 mmbtu per day    $ 2.070
                                                                   ---------------------------------------------------------
                                                                    Sep 1995 - Aug 1996     12,160 mmbtu per day    $ 2.170
                                                                                                                 -----------
                                                                    Sep 1996 - Aug 1997     12,160 mmbtu per day    $ 2.280
                                                                                                                 -----------
                                                                    Sep 1997 - Aug 1998     12,160 mmbtu per day    $ 2.390
                                                                                                                 -----------
                                                                    Sep 1998 - Aug 1999     12,160 mmbtu per day    $ 2.510
                                                                                                                 -----------
                                                                    Sep 1999 - Aug 2000     12,160 mmbtu per day    $ 2.640
                                                                   ---------------------------------------------------------
                                                                    Sep 2000 - Aug 2001      6,080 mmbtu per day    $ 2.770
                                                                                                                 -----------
                                                                    Sep 2001 - Aug 2002      6,080 mmbtu per day    $ 2.910
                                                                                                                 -----------
                                                                    Sep 2002 - Aug 2003      6,080 mmbtu per day    $ 3.050
                                                                                                                 -----------
                                                                    Sep 2003 - Aug 2004      6,080 mmbtu per day    $ 3.210
                                                                                                                 -----------
                                                                    Sep 2004 - Aug 2005      6,080 mmbtu per day    $ 3.370
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Purchase Contract    Williams Energy Services Company  Sep 8 1995   Jan 1996 - Dec 1996     12,160 mmbtu per day    $ 1.620
                                                                   -----------------------                       -----------
                                                                    Jan 1997 - Dec 1997     12,160 mmbtu per day    $ 1.685
                                                                   -----------------------                       -----------
                                                                    Jan 1998 - Dec 1998     12,160 mmbtu per day    $ 1.775
                                                                   -----------------------                       -----------
                                                                    Jan 1999 - Dec 1999     12,160 mmbtu per day    $ 1.885
                                                                   -----------------------                       -----------
                                                                    Jan 2000 - Aug 2000     12,160 mmbtu per day    $ 1.970
                                                                   ---------------------------------------------------------
                                                                    Sep 2000 - Dec 2000      6,080 mmbtu per day    $ 1.970
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Purchase Contract    Williams Energy Services Company Sep 25 1996   Jan 2001 - Aug 2005      3,000 mmbtu per day    $ 1.900
----------------------------------------------------------------------------------------------------------------------------
Purchase Contract    Williams Energy Services Company Feb 28 1997   Jan 2001 - Aug 2005      3,080 mmbtu per day    $ 2.000
----------------------------------------------------------------------------------------------------------------------------


                                                                      SCHEDULE 3

                                THE BEARD COMPANY
                                -----------------
 EFFECT OF INCLUSION OF CIBOLA IN BEARD'S CONSOLIDATED FEDERAL INCOME TAX RETURN
                               FROM 1996 THRU 2004

          A Schedule Attached to and Made a Part of The Beard Company's
          -------------------------------------------------------------
                   Response to the SEC's Comment Letter Dated
                   ------------------------------------------
                                October 7, 2005
                                ---------------

-------------------------------------------------------------------------------
                   Line 28                              Taxable
                  Form 1120           Taxable          Income of
                  before NOL         Income of            Remainder of
       YEAR     Carryforward (a)     Cibola (b)          Beard Group (c)
       ----     ----------------     ----------          ---------------
       1996        1,587,592.98       1,978,149.00       (390,556.02)
       1997       12,338,922.23       3,093,348.36      9,245,573.87
       1998          541,575.09       3,256,403.73     (2,714,828.64)
       1999          357,305.45       3,629,192.03     (3,271,886.58)
       2000          557,262.03       2,791,460.74     (2,234,198.71)
       2001       (1,562,469.56)      1,949,732.90     (3,512,202.46)
       2002         (308,653.67)      2,471,874.52     (2,780,528.19)
       2003          416,007.86       2,918,640.10     (2,502,632.24)
       2004        4,467,661.87       3,365,377.22      1,102,284.65

Notes:
------
(a)     Amounts presented are prior to any net operating loss ("NOL")
        carryforwards (or line 29a) of Form 1120:          NOL c/f
                                                           -------
                                         1996            68,256,632.00
                                         2004            54,633,698.72

(b) Prior to dividends received deduction (line 29b of Form 1120) pertaining to Cibola dividend income.

(c) Amount of taxable income prior to dividends received deduction of remainder of Beard consolidated group.

(d) This schedule demonstrates that the Beard group received no tax benefits as a result of the inclusion of Cibola in the consolidated tax return of The Beard Company - other than the utilization of the NOL's of the remainder of the Beard group.


                                                                     Schedule 4

                                THE BEARD COMPANY
                                -----------------
                  CALCULATION TO DETERMINE PRIMARY BENEFICIARY

    A Schedule Attached to and Made a Part of The Beard Company's Response to
    -------------------------------------------------------------------------
                         the SEC's Comment Letter Dated
                         ------------------------------
                                October 7, 2005
                                ---------------

--------------------------------------------------------------------------------

Note: The liquidation preference at Cibola indicates the first $50,000,000 in value, after payment of liabilities existing at dissolution or liquidation, is for the benefit of the preferred shareholders who also are the minority common shareholders (20%). The Beard Company would receive 80% of the value in excess of $50,000,000.

           So, the purpose of this schedule is to determine at what value would Beard receive more upon dissolution/liquidation than the minority/preferred shareholders.

           The calculation below shows that Cibola would have to be worth $133,333,335 at liquidation or dissolution for Beard to become the primary beneficiary of Cibola.

      As follows for a liquidation value of $133,333,335 for Cibola:

                        Minority Group          Beard               Totals
                        --------------          -----               ------
First $50,000,000      50,000,000.00                0.00        50,000,000.00
Next $83,333,335
80% to TBC                      0.00       66,666,668.00        66,666,668.00
20% to minority        16,666,667.00                0.00        16,666,667.00
                  ------------------------------------------------------------
        Totals         66,666,667.00       66,666,668.00       133,333,335.00
                  ============================================================

      This schedule also shows that, until this value is achieved, the minority shareholders stand to gain the most reward upon the operation of Cibola.


                                                                                                                          SCHEDULE 5
                                                          THE BEARD COMPANY
                                                          -----------------
                            HISTORY OF CIBOLA EARNINGS - FROM INCEPTION OF BEARD AS MAJORITY SHAREHOLDER

              A Schedule Attached to and Made a Part of The Beard Company's Response to the SEC's Comment Letter Dated
              --------------------------------------------------------------------------------------------------------
                                                           October 7, 2005
                                                           ---------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                 Cibola earnings            80% of          Additional amount       Running total of
                         Cibola earnings            originally         Cibola earnings          of Cibola              Impairments
                         before payments             reported          before payments     Earnings to report      for Balance Sheet
       Year                  to Beard                by Beard              to Beard        and to fully impair         Disclosure
       ----                  --------                --------              --------        -------------------         ----------
       1996                2,056,097.08               98,855.34          1,644,877.66            1,546,022.32           1,546,022.32
       1997                3,227,506.78              184,954.38          2,582,005.42            2,397,051.04           3,943,073.37
       1998                3,375,384.63              274,461.27          2,700,307.70            2,425,846.43           6,368,919.80
       1999                3,773,048.52              308,107.96          3,018,438.82            2,710,330.86           9,079,250.66
       2000                1,335,047.96              237,418.71          1,068,038.37              830,619.66           9,909,870.32
       2001                1,935,713.32              141,562.26          1,548,570.66            1,407,008.40          11,316,878.71
       2002                  986,841.74              122,750.94            789,473.39              666,722.45          11,983,601.16
       2003                2,995,249.37              237,506.92          2,396,199.50            2,158,692.58          14,142,293.74
       2004                4,221,301.90              290,049.91          3,377,041.52            3,086,991.61          17,229,285.35
                      ------------------      ----------------------------------------    --------------------
     Subtotal             23,906,191.30            1,895,667.69         19,124,953.04           17,229,285.35

     3/31/2005             1,206,053.70               83,635.38            964,842.96              881,207.58          18,110,492.93
     6/30/2005             1,147,069.50               85,256.65            917,655.60              832,398.95          18,942,891.88
                      ------------------      ----------------------------------------    --------------------
   Subtotal 2005           2,353,123.20              168,892.03          1,882,498.56            1,713,606.53
                      ==================      ========================================    ====================
Total thru 6/30/05        26,259,314.50            2,064,559.72         21,007,451.60           18,942,891.88
                      ==================      ========================================    ====================

Averages for 1996 thru 2004
                           2,656,243.48                                  2,124,994.78
Averages for 1996 thru 2005
                           2,764,138.37                                  2,211,310.69


                                                                                                                          SCHEDULE 6
                                                 THE BEARD COMPANY AND SUBSIDIARIES
                                                 ----------------------------------
                                                           Balance Sheets

              A Schedule Attached to and Made a Part of The Beard Company's Response to the SEC's Comment Letter Dated
              --------------------------------------------------------------------------------------------------------
                                                          October 7, 2005
                                                          ---------------
                                                                                December 31,             December 31,
                                         Assets                                     2004                     2003
                                         ------                             ----------------------   ----------------------
Current assets:
     Cash and cash equivalents                                                    $       127,000          $       216,000
     Accounts receivable, less allowance for doubtful
        receivables of $97,000 in 2004 and 2003                                           167,000                   89,000
     Prepaid expenses and other assets                                                     82,000                   34,000
     Assets of discontinued operations held for resale                                     40,000                   55,000
                                                                            ----------------------   ----------------------
              Total current assets                                                        416,000                  394,000
                                                                            ----------------------   ----------------------
Note receivable, less allowance for doubtful receivable of
     $30,000 in 2004 and 2003 (note 6)                                                          -                        -

Investments and other assets, net of impairment
     of $17,229,000 in 2004 and $14,142,000 in 2003 (note 5)                            1,560,000                1,520,000

Property, plant and equipment, at cost (note 7)                                         2,090,000                1,843,000
     Less accumulated depreciation, depletion and amortization                          1,457,000                1,392,000
                                                                            ----------------------   ----------------------
              Net property, plant and equipment                                           633,000                  451,000
                                                                            ----------------------   ----------------------

Intangible assets, at cost (note 8)                                                       292,000                  183,000
     Less accumulated amortization                                                        189,000                  168,000
                                                                            ----------------------   ----------------------
              Net intangible assets                                                       103,000                   15,000
                                                                            ----------------------   ----------------------
                                                                                  $     2,712,000          $     2,380,000
                                                                            ======================   ======================

                    Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Trade accounts payable                                                       $       177,000          $       133,000
     Accrued expenses (note 3)                                                            314,000                  325,000
     Short-term debt                                                                            -                   32,000
     Short-term debt - related entities                                                   200,000                  661,000
     Current maturities of long-term debt (note 9)                                        241,000                    5,000
     Current maturities of long-term debt - related entities (note 9)                     333,000                        -
     Liabilities of discontinued operations held for resale                                95,000                   92,000
                                                                            ----------------------   ----------------------
              Total current liabilities                                                 1,360,000                1,248,000
                                                                            ----------------------   ----------------------
Long-term debt less current maturities (note 9)                                           367,000                1,215,000

Long-term debt - related entities (note 9)                                              4,879,000                5,107,000

Other long-term liabilities                                                               250,000                  143,000

Shareholders' equity (deficiency):
     Convertible preferred stock of $100 stated value;
        5,000,000 shares authorized; 27,838 shares issued
        and outstanding                                                                   889,000                  889,000
     Common stock of $.0006665 and $.001333 par value per share;
         15,000,000 and 7,500,000 authorized; 4,839,565 and 2,328,845
         shares issued and outstanding in 2004 and 2003, respectively                       3,000                    3,000
     Capital in excess of par value                                                    38,193,000               37,941,000
     Accumulated deficit                                                              (43,214,000)             (44,151,000)
     Accumulated other comprehensive loss                                                 (15,000)                 (15,000)
                                                                            ----------------------   ----------------------
              Total shareholders' equity (deficiency)                                  (4,144,000)              (5,333,000)
                                                                            ----------------------   ----------------------
Commitments and contingencies (notes 4, 10, and 14)
                                                                                  $     2,712,000          $     2,380,000
                                                                            ======================   ======================


                                                                                                                 SCHEDULE 7
                                                          THE BEARD COMPANY
                                                          -----------------

               AMOUNT OF CIBOLA EARNINGS BOOKED - ADDITIONAL EARNINGS POSSIBLE - AND "OTHER THAN TEMPORARY" IMPAIRMENT
                                                    From 1996 thru June 30, 2005

              A Schedule Attached to and Made a Part of The Beard Company's Response to the SEC's Comment Letter Dated
              --------------------------------------------------------------------------------------------------------
                                                           October 7, 2005
                                                           ---------------

                                                            For the 12         For the 12     For the 12     For the 12
                                                              Months             Months         Months         Months
                           Description                      12/31/1996         12/31/1997     12/31/1998     12/31/1999
                           -----------                      ----------         ----------     ----------     ----------
Version 1 - Full "other than temporary" impairment
--------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                            (140,855.34)      89,045.62    (345,461.27)   (228,107.96)
Cibola earnings, as originally reported                          98,855.34      184,954.38     274,461.27     308,107.96
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                  (42,000.00)     274,000.00     (71,000.00)     80,000.00

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                            1,546,022.32    2,397,051.04   2,425,846.43   2,710,330.86
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                                1,504,022.32    2,671,051.04   2,354,846.43   2,790,330.86

Impairment to Cibola - based upon value to The Beard
   Company considering liquidation preferences               (1,546,022.32)  (2,397,051.04) (2,425,846.43) (2,710,330.86)
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
     as adjusted and after impairment (rounded to $000's)       (42,000.00)     274,000.00     (71,000.00)     80,000.00
                                                            ==============================================================

Version 2 - Based upon estimated value of Cibola ignoring $50,000,000 liquidation payment threshold
---------------------------------------------------------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                            (140,855.34)      89,045.62    (345,461.27)   (228,107.96)
Cibola earnings, as originally reported                          98,855.34      184,954.38     274,461.27     308,107.96
                                                            --------------------------------------------------------------

Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                  (42,000.00)     274,000.00     (71,000.00)     80,000.00

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                            1,546,022.32    2,397,051.04   2,425,846.43   2,710,330.86
                                                            --------------------------------------------------------------

Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                                1,504,022.32    2,671,051.04   2,354,846.43   2,790,330.86

Impairment to Cibola earnings - based upon value to
   The Beard Company ignoring liquidation preferences                 0.00            0.00           0.00           0.00

Impairment calculation based upon value of Cibola and
Ignoring the $50,000,000 liquidation payment threshold
------------------------------------------------------

Fair market value of Cibola per Attached Valuation           21,300,000.00   22,160,000.00  24,100,000.00  25,280,000.00
The Beard Company's ownership                                       80.00%          80.00%         80.00%         80.00%
                                                            --------------------------------------------------------------

The Beard Company's 80% share of value of Cibola
   (ignoring the $50,000,000 liquidation payment)            17,040,000.00   17,728,000.00  19,280,000.00  20,224,000.00

Beard Company's investment in Cibola - start of period           13,444.13       52,727.76      58,559.97      95,832.39

Earnings reported                                                98,855.34      184,954.38     274,461.27     308,107.96
Distributions during the period
       for the current period                                   (59,571.71)    (139,838.54)   (192,073.02)   (212,099.17)
       from the prior period's earnings                               0.00      (39,283.63)    (45,115.83)    (82,388.25)
                                                            --------------------------------------------------------------
   Subtotal - distributions                                     (59,571.71)    (179,122.17)   (237,188.85)   (294,487.42)
                                                            --------------------------------------------------------------
Beard Company's investment in Cibola - end of period             52,727.76       58,559.97      95,832.39     109,452.93

Additional earnings to report - current period                1,546,022.32    2,397,051.04   2,425,846.43   2,710,330.86
Addt'l earnings to book - cumulative from prior periods               0.00    1,546,022.32   3,943,073.36   6,368,919.79
                                                            --------------------------------------------------------------
Adjusted investment balance after addt'l earnings             1,598,750.08    4,001,633.33   6,464,752.18   9,188,703.58
                                                            --------------------------------------------------------------
Excess (deficiency) of value of Cibola over investment
   account in Cibola on Beard's books (as adjusted)          15,441,249.92   13,726,366.67  12,815,247.82  11,035,296.42
                                                            ==============================================================


                                                              For the 12       For the 12      For the 12      For the 12
                                                                Months           Months          Months          Months
                           Description                        12/31/2000       12/31/2001      12/31/2002      12/31/2003
                           -----------                        ----------       ----------      ----------      ----------
Version 1 - Full "other than temporary" impairment
--------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                          (1,071,418.71)    (308,562.26)   (360,750.94)      (1,506.92)
Cibola earnings, as originally reported                         237,418.71      141,562.26     122,750.94      237,506.92
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                 (834,000.00)    (167,000.00)   (238,000.00)     236,000.00

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                              830,619.66    1,407,008.40     666,722.45    2,158,692.58
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                                   (3,380.34)   1,240,008.40     428,722.45    2,394,692.58

Impairment to Cibola - based upon value to The Beard
   Company considering liquidation preferences                 (830,619.66)  (1,407,008.40)   (666,722.45)  (2,158,692.58)
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
     as adjusted and after impairment (rounded to $000's)      (834,000.00)    (167,000.00)   (238,000.00)     236,000.00
                                                            ===============================================================

Version 2 - Based upon estimated value of Cibola ignoring $50,000,000 liquidation payment threshold
---------------------------------------------------------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                          (1,071,418.71)    (308,562.26)   (360,750.94)      (1,506.92)
Cibola earnings, as originally reported                         237,418.71      141,562.26     122,750.94      237,506.92
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                 (834,000.00)    (167,000.00)   (238,000.00)     236,000.00

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                              830,619.66    1,407,008.40     666,722.45    2,158,692.58
                                                            --------------------------------------------------------------
Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                                   (3,380.34)   1,240,008.40     428,722.45    2,394,692.58

Impairment to Cibola earnings - based upon value to
   The Beard Company ignoring liquidation preferences                 0.00            0.00           0.00            0.00

Impairment calculation based upon value of Cibola and
Ignoring the $50,000,000 liquidation payment threshold
------------------------------------------------------

Fair market value of Cibola per Attached Valuation           23,610,000.00   23,420,000.00  22,790,000.00   25,570,000.00
The Beard Company's ownership                                       80.00%          80.00%         80.00%          80.00%
                                                            --------------------------------------------------------------
The Beard Company's 80% share of value of Cibola
   (ignoring the $50,000,000 liquidation payment)            18,888,000.00   18,736,000.00  18,232,000.00   20,456,000.00

Beard Company's investment in Cibola - start of period          109,452.93       38,108.59      48,434.85       11,216.95

Earnings reported                                               237,418.71      141,562.26     122,750.94      237,506.92
Distributions during the period
       for the current period                                  (212,754.25)    (106,571.54)   (124,978.12)    (189,506.90)
       from the prior period's earnings                         (96,008.80)     (24,664.46)    (34,990.72)     (45,772.82)
                                                            --------------------------------------------------------------
   Subtotal - distributions                                    (308,763.05)    (131,236.00)   (159,968.84)    (235,279.72)
                                                            --------------------------------------------------------------
Beard Company's investment in Cibola - end of period             38,108.59       48,434.85      11,216.95       13,444.15

Additional earnings to report - current period                  830,619.66    1,407,008.40     666,722.45    2,158,692.58
Addt'l earnings to book - cumulative from prior periods       9,079,250.65    9,909,870.31  11,316,878.71   11,983,601.16
                                                            --------------------------------------------------------------
Adjusted investment balance after addt'l earnings             9,947,978.90   11,365,313.56  11,994,818.11   14,155,737.89
                                                            --------------------------------------------------------------
Excess (deficiency) of value of Cibola over investment
   account in Cibola on Beard's books (as adjusted)           8,940,021.10    7,370,686.44   6,237,181.89    6,300,262.11
                                                            ===============================================================


                                                             For the 12       Three           Three                   Undistributed
                                                               Months        Months           Months                  Earnings as of
                           Description                       12/31/2004     3/31/2005       6/30/2005        Total       6/30/2005
                           -----------                       ----------     ---------       ---------        -----       ---------
Version 1 - Full "other than temporary" impairment
--------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                            85,950.09         364.62        (256.65)   (2,281,559.72)
Cibola earnings, as originally reported                       290,049.91      83,635.38      85,256.65     2,064,559.72
-------------------------------------------------------------------------------------------------------  ---------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                376,000.00      84,000.00      85,000.00      (217,000.00)

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                          3,086,991.61     881,207.58     832,398.95    18,942,891.88
-------------------------------------------------------------------------------------------------------  ---------------
Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                              3,462,991.61     965,207.58     917,398.95    18,725,891.88

Impairment to Cibola - based upon value to The Beard
   Company considering liquidation preferences             (3,086,991.61)   (881,207.58)   (832,398.95)  (18,942,891.88)
-------------------------------------------------------------------------------------------------------  ---------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
     as adjusted and after impairment (rounded to $000's)     376,000.00      84,000.00      85,000.00      (217,000.00)
                                                           ============================================  ===============

Version 2 - Based upon estimated value of Cibola ignoring $50,000,000 liquidation payment threshold
---------------------------------------------------------------------------------------------------

Earnings (loss) from unconsolidated affliliates,
   as reported (for entities other than Cibola
   and including a rounding factor)                            85,950.09         364.62        (256.65)   (2,281,559.72)
Cibola earnings, as originally reported                       290,049.91      83,635.38      85,256.65     2,064,559.72
-------------------------------------------------------------------------------------------------------  ---------------
Subtotal - Earnings (loss) from unconsolidated affliliates,
    as originally reported (rounded to $000's)                376,000.00      84,000.00      85,000.00      (217,000.00)

Additional Cibola earnings to arrive at 80% share of
   Cibola earnings                                          3,086,991.61     881,207.58     832,398.95    18,942,891.88
-------------------------------------------------------------------------------------------------------  ---------------
Subtotal - Earnings (loss) from unconsolidated affliates,
   as adjusted                                              3,462,991.61     965,207.58     917,398.95    18,725,891.88

Impairment to Cibola earnings - based upon value to
   The Beard Company ignoring liquidation preferences               0.00           0.00           0.00

Impairment calculation based upon value of Cibola and
Ignoring the $50,000,000 liquidation payment threshold
------------------------------------------------------

Fair market value of Cibola per Attached Valuation         27,160,000.00  27,160,000.00  27,350,000.00
The Beard Company's ownership                                     80.00%         80.00%         80.00%
-------------------------------------------------------------------------------------------------------
The Beard Company's 80% share of value of Cibola
   (ignoring the $50,000,000 liquidation payment)          21,728,000.00  21,728,000.00  21,880,000.00

Beard Company's investment in Cibola - start of period         13,444.15      92,229.82      97,079.56        13,444.13

Earnings reported                                             290,049.91      83,635.38      85,256.65     2,064,559.72
Distributions during the period
       for the current period                                (211,264.24)          0.00           0.00    (1,448,657.49)
       from the prior period's earnings                             0.00     (78,785.64)    (83,635.38)     (530,645.53) (85,256.65)
                                                           --------------------------------------------  ---------------
   Subtotal - distributions                                  (211,264.24)    (78,785.64)    (83,635.38)   (1,979,303.02)    Rec'd
                                                           --------------------------------------------  ===============   7/15/05
Beard Company's investment in Cibola - end of period           92,229.82      97,079.56      98,700.83        98,700.83

Additional earnings to report - current period              3,086,991.61     881,207.58     832,398.95    18,942,891.88
Addt'l earnings to book - cumulative from prior periods    14,142,293.74  17,229,285.35  18,110,492.93               NA
                                                           --------------------------------------------  ---------------
Adjusted investment balance after addt'l earnings          17,321,515.17  18,207,572.49  19,041,592.71    19,041,592.71
-------------------------------------------------------------------------------------------------------
Excess (deficiency) of value of Cibola over investment
   account in Cibola on Beard's books (as adjusted)         4,406,484.83   3,520,427.51   2,838,407.29
                                                           ============================================